Exhibit 15.4

Consolidated Financial Statements of Nordic American Offshore Ltd.
December 31, 2016

TABLE OF CONTENTS

Page

Financial Statements of Nordic American Offshore Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2016, 2015 and 2014	3

Consolidated Balance Sheets as of December 31, 2016 and 2015	4

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2016, 2015 and 2014	5

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014	6

Notes to Consolidated Financial Statements	7

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Nordic American Offshore Ltd.:
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AS
Oslo, Norway
April 24, 2017

Nordic American Offshore LTD
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2016, 2015 and 2014

All figures in USD '000, except share and per share amount	Years ended December 31,
	2016	2015	2014
Charter Revenues	17,697	36,372	52,789
Charter Costs	(1,448)	(1,523)	(1,281)
Vessel Operating Costs	(24,137)	(24,580)	(23,038)
General and Administrative Costs	(4,503)	(4,261)	(5,815)
Depreciation Costs	(16,152)	(14,379)	(11,393)
Net Operating (Loss) Income	(28,543)	(8,372)	11,262
Interest Income	10	34	258
Interest Costs	(3,467)	(1,807)	(1,044)
Other Financial Costs	(151)	(699)	(2,333)
Total Other Costs	(3,608)	(2,472)	(3,119)
(Loss) Income before income taxes	(32,151)	(10,844)	8,143
Income Tax	-	-	(1,212)
Net (Loss) Income and Comprehensive (Loss) Income	(32,151)	(10,844)	6,931

Basic (Loss) Earnings per Share	(1.54)	(0.47)	0.34
Diluted (Loss) Earnings per Share	(1.54)	(0.47)	0.34
Basic Weighted Average Number of Common Shares Outstanding	20,939,260	23,203,142	20,314,530
Diluted Weighted Average Number of Common Shares Outstanding	20,939,260	23,203,142	20,350,404
Cash dividend declared per common share	0.28	0.94	1.35

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2016 and 2015
All figures in USD '000, except share and per share amount

	As of December 31,
	2016	2015
ASSETS
Current Assets
Cash and Cash Equivalents	2,953	5,339
Accounts Receivable, net	1,490	3,975
Prepaid Expenses	1,129	385
Inventory	1,240	794
Other Current Assets	1,097	4,072
Total Current Assets	7,909	14,565

Non-Current Assets
Vessels, net	366,945	313,642
Deposit on Contracts for vessels	-	7,993
Total Non-Current Assets	366,945	321,635
Total Assets	374,854	336,200

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	301	641
Accounts Payable, related party	581	596
Accrued Liabilities	2,210	5,286
Taxes Payable	997	1,212
Total Current Liabilities	4,089	7,735

Long-Term Debt	136,193	45,833
Other Non-Current Liabilities	375	1,775
Total Non-Current Liabilities	136,568	47,608
Commitments and Contingencies

Shareholders' Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2016 and December 31, 2015 respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000 and 200,000,000 shares authorized, 23,431,370 shares issued, 20,686,847 outstanding and 2,744,523 treasury shares at December 31, 2016 and 23,431,370 shares issued, 22,560,531 outstanding and 870,839 treasury shares at December 31, 2015	234	234
Additional Paid-In Capital	276,957	291,467
Accumulated Deficit	(42,995)	(10,844)
Total Shareholders' Equity	234,196	280,857
Total Liabilities and Shareholders' Equity	374,854	336,200

 (1) Long-Term Debt consist outstanding amounts on the Credit Facility less unamortized deferred financing cost. Outstanding amounts on the Credit Facility were $137,000 and $47,000 as of December 31, 2016 and 2015, respectively. Please see note 2 to these Consolidated Financial Statements describing the effects of the accounting principle change covering the deferred financing cost.

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore Ltd Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2016, 2015 and 2014

All figures in USD '000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2013	16,666,666	167	243,224	(70)	243,321
Common Shares Issued, net of $1.1 million issuance cost	6,764,704	67	100,132	-	100,199
Dividends distributed	-	-	(24,360)	(6,861)	(31,221)
Net Income	-	-	-	6,931	6,931
Balance at December 31, 2014	23,431,370	234	318,996	-	319,230
Issuance and listing costs	-	-	(17)	-	(17)
Repurchase of shares	(870,839)	-	(5,590)	-	(5,590)
Dividends distributed	-	-	(21,922)	-	(21,922)
Net Loss	-	-	-	(10,844)	(10,844)
Balance at December 31, 2015	22,560,531	234	291,467	(10,844)	280,857
Repurchase of shares	(1,873,684)	-	(8,513)	-	(8,513)
Dividend distributed	-	-	(5,997)	-	(5,997)
Net Loss	-	-	-	(32,151)	(32,151)
Balance at December 31, 2016	20,686,847	234	276,957	(42,995)	234,196
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014

All figures in USD '000	Year ended December 31,
	2016	2015	2014
Cash Flows from Operating Activities
Net (Loss) Income	(32,151)	(10,844)	6,931
Reconciliation of Net (Loss) Income to Net Cash (Used In) Provided by Operating Activities
Depreciation Costs	16,053	14,379	11,393
Amortization of Deferred Financing Costs	359	305	153
Overhaul of Engines Costs and Dry-dock	(151)	(575)	(392)
Interest on time deposit	-	-	(68)
Foreign currency loss	31	78	430
Changes in Operating Assets and Liabilities
Accounts Receivable	2,485	(872)	(1,943)
Inventory	(446)	(560)	84
Prepaid and Other Current Assets	2,603	(2,244)	(1,300)
Accounts Payable, Accrued Liabilities and Taxes Payable	(5,031)	6,397	1,798
Accounts Payable, Related Party	(15)	(77)	97
Net Cash (Used In) Provided by Operating Activities	(16,262)	5,987	17,183
Cash Flows from Investing Activities
Investment in Vessels	(61,583)	(63,529)	(133,279)
Deposit on Contracts paid	-	(1,693)	(15,176)
Cash placement in time deposit	-	-	(45,000)
Cash proceeds from time deposit	-	-	45,068
Net Cash Used in Investing Activities	(61,583)	(65,222)	(148,387)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	(17)	100,199
Proceeds from Use of Credit Facility	90,000	47,000	40,000
Repayments on Credit Facility	-	-	(40,000)
Credit Facility Costs	-	(1,217)	(765)
Repurchase of Treasury Stock	(8,513)	(5,590)	-
Dividends Paid	(5,997)	(21,922)	(31,221)
Net Cash Provided by Financing Activities	75,490	18,253	68,213
Net (Decrease)/Increase in Cash and Cash Equivalents	(2,953)	(40,982)	(62,991)

Cash and Cash Equivalents at Beginning of Period	5,339	46,398	109,819
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(31)	(78)	(430)
Cash and Cash Equivalents at the End of Period	2,953	5,339	46,398

Cash Paid for Interest, Net of Amounts Capitalized	2,803	1,365	832
Cash Paid for Tax	214	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

Formation
Nordic American Offshore Ltd ("NAO" or "The Company") was formed on October 17, 2013, under the laws of The Marshall Islands. As of December 31, 2016, the Company consists of NAO and the subsidiaries Nordic American Offshore (UK) Ltd, incorporated in the United Kingdom, and Blue Power Ltd, incorporated in the Islands of Bermuda.

Effective September 26, 2016 the Company re-domiciled to the Islands of Bermuda. The financial statements are presented on an un-interrupted basis.

On November 22, 2013, the Company completed a private placement of 16,666,666 common shares, issued at $15 per share, and was listed on the Norwegian Over the Counter ("OTC") Market on November 27, 2013, under the symbol "NAO".

On June 12, 2014, the Company was successfully listed on the New York Stock Exchange ("NYSE"), under the Symbol "NAO". After the listing on NYSE, shares traded on the OTC were transferred to NYSE, and trade on the OTC discontinued.

On May 21, 2015, we announced a share repurchase program of 2.5 million common shares. As of December 31, 2016 and 2015, 1,172,774 and 870,839 shares have been repurchased at an average price of $5.99 and $6.42 per share, respectively.

The Company owns and operates Platform Supply Vessels ("PSV") in the North Sea.

The Company's Fleet
The Company's fleet consists of ten PSVs.

Vessel Name	Yard	Year Built	Delivered to NAO
NAO Fighter [1]	Ulstein	2012	January 2014
NAO Prosper	Ulstein	2012	January 2014
NAO Power	Ulstein	2013	January 2014
NAO Thunder	Ulstein	2013	December 2013
NAO Guardian	Ulstein	2013	December 2013
NAO Protector	Ulstein	2013	December 2013
NAO Storm	Ulstein	2015	January 2015
NAO Viking	Ulstein	2015	January 2015
NAO Horizon [2]	Vard	2016	April 2016
NAO Galaxy [2]	Vard	2016	June 2016

1 Vessel has been in lay-up since October 2016
2 Vessels have been in lay-up since delivery.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As described below amounts related to Long-Term Debt in prior year Consolidated Balance Sheets have been reclassified to conform to the current year presentation.

Effective January 1, 2016, the Company early adopted ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Please see note 4 for further information.

Effective January 1, 2016, the Company adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs, which required debt issuance costs to a recognized debt liability to be presented in the Balance Sheets as a direct deduction from the debt liability rather than an asset. This has also been applied retrospectively to the comparative balance sheet as of December 31, 2015. For the Balance Sheet as of December 31, 2015, the effect of the application is a reduction of Long-term Debt from $47.0 million to $45.8 million and a reduction in Other Non-current Assets from $1.2 million to $0.0 million.
Principles of Consolidation: Entities in which NAO has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and costs during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Functional Currency and Foreign Currency Translation: The Company determined its functional currency to be the United States ("U.S.") dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2016, December 31, 2015 and December 31, 2014 a total exchange loss of $0.2 million, $0.6 million and $2.3 million, respectively, is included in Other Financial (Costs) Income.

Revenue Recognition: Revenue is generated from time and spot charters and is recognized as services are performed based on contractual daily charter rates and when collectability is reasonable assured.

Vessel Operating Costs: Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication costs, offhire bunkers and tonnage tax. These costs are recognized when incurred.

Termination Fee: In 2015 the Company received $3.9 million related to a termination of a charter contract for one of their vessels. The termination fee received is subject to future conditions, and is deferred and recognized in future periods when these conditions have been met. $1.2 million and $0.7 million of the termination fee were recognized as charter revenue for the years ended December 31, 2016 and December 31, 2015, respectively. Deferred termination fees of $0.3 million and $1.1 million are recorded as Accrued Liabilities and Non-Current Liabilities, respectively, as of December 31, 2016. As of December 31, 2015, $1.3 million and $1.8 million were recorded as Accrued Liabilities and Other Non-Current Liabilities, respectively.

Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.

Accounts Receivable: Accounts Receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2016 and 2015, the Company has not made any allowance for doubtful balances.

Inventories: Inventories, which comprise bunker fuel and lubrication oil, are stated at the lower of cost or market, which is determined on a first-in, first-out ("FIFO") basis. Bunker fuel onboard at the time of delivery to a charterer is purchased by the charterer, and re-purchased by the Company at the time of re-delivery.

Accounting for Acquisitions of vessels: The Company performed an analysis of the acquisition of the six PSVs considering the guidance in ASC Topic 805, Business Combinations ("ASC 805"). ASC 805 defines a business as "An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants". Furthermore subtopic ASC 805-10-55 provides implementation guidance to identify what constitutes a business. The Company considered each element of a business described in the guidance (i.e. inputs, processes and outputs). A PSV is considered to be an input that is an economic resource in the form of a long-lived asset that has the ability to create outputs when processes are applied to it in the form of strategic, operational and resource management processes. The Company did not identify any processes that were transferred from the seller with the vessels, and therefore has accounted for all historical PSV acquisitions as asset acquisitions.

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. The capitalized interest is included as part of the asset to which it relates and depreciated over the asset's estimated useful life.

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at $1.5 million for each vessel in the fleet at December 31, 2016 and 2015.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating undiscounted cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on the higher of estimated discounted operating cashflow from use and realizable value as presented by independent brokers.

Drydocking and engine overhaul: The Company's vessels are required to be drydocked approximately every 60 months, and to have engines overhauled after 12,000 running hours, or approximately every 2.5 years. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. For newly acquired vessels an estimate of $200,000 and $365,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built in overhaul method.

Other Comprehensive (Loss) Income: The Company follows the guidance in ASC Topic 220, Comprehensive Income which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity.

Geographical segments: The Company has not presented segment information as it considers it operate in one reportable segment, the offshore support vessel market, where all vessels currently operate in the North Sea.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

Derivative instruments:  Derivative instruments designated and qualifying as fair value hedges are measured at fair value based on observable inputs in active markets, and recognized in the balance sheet. Any ineffectiveness in the hedge is recognized in Other Financial Income (Costs) in the Statements of Operations and Comprehensive (Loss) Income.

Income Taxes: The Company is incorporated in Bermuda, which under current legislation does not impose corporate income taxes.  As such, the statutory rate applicable to consolidated corporate earnings is 0%.  However, certain foreign consolidated subsidiaries may be subject to corporate income taxes in their jurisdictions. On March 10, 2014, the Company's vessels were accepted into the UK Tonnage Tax regime.  The Company incurred a one-time non-refundable tax charge in the United Kingdom of $1.2 million for a period of operation in 2014, resulting from a probable permanent establishment. As per December 31, 2016 we have paid $0.2 million of the tax charge. The associated cost was accounted in the Statements of Operations for the year ended December 31, 2014. The estimated tax is based on revenues generated and costs incurred for the vessels for the respective period prior to entering the UK Tonnage Tax regime and a tax rate of 23% in the United Kingdom.  This tax charge is deemed to be an uncertain tax position which has been provided for in full. The tonnage tax incurred subsequent to entering the UK Tonnage Tax regime is considered to be immaterial due to the fact that tax is levied based on net tonnage. Tonnage Tax costs are recognized under Vessel Operating Costs

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. The Company's cash is primarily held in major banks and financial institutions in Norway and the United Kingdom and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to our client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2016, three charterers accounted for 36% of the total revenues with 14%, 11% and 11%, respectively.

For the year ended December 31, 2015, three charterers accounted for 85% of the total revenues, with 49%, 22% and 14% respectively.

For the year ended December 31, 2014, three charterers accounted for 99% of the total revenues, with 47%, 35% and 17% respectively.

For the year ended December 31, 2016, four charterers accounted for 70% of the outstanding accounts receivable, with 28%, 19%, 13% and 10%, respectively.

For the year ended December 31, 2015, four charterers accounted for 69% of the outstanding accounts receivable, with 33%, 15%, 11% and 10% respectively.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers." The ASU will replace most existing revenue recognition guidance in U.S. GAAP. The FASB subsequently issued ASU 2015-14 which delayed the effective date from January 1, 2017 until January 1, 2018. Early application is permitted only to the original effective date. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating this standard in conjunction with the new lease standard (ASU 2016-02) discussed in the next paragraph.
In February 2016, the FASB issued ASU 2016-02, Leases, which provides new authoritative guidance on the requirements for lessees to recognize most leases on-balance sheet, lessor accounting remains substantially similar to current U.S. GAAP. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted.

We intend to adopt the new revenue and lease standards on January 1, 2018. We are currently assessing the potential impacts of these new standards, if any, on our consolidated statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective in annual periods beginning after December 15, 2017. The Company is planning to early adopt this standard, but does not expect the adoption to have material effect on our financial condition or results of operations; however it may be applied in prospective acquisitions of vessels where the Company is required to evaluate whether the transaction(s) should be accounted for as acquisition(s) of asset(s) or business(es).

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

On November 18, 2013, as a part of the Private Placement, NAT participated in our establishment with the purchase of 4,333,566 of our common shares for $65.0 million, giving NAT a 26% ownership interest in NAO. Subsequently, in 2014, NAT distributed shares to its shareowners as dividend-in-kind, and acquired common shares in the market. NAT's ownership is 29.1% of shares outstanding as of December 31, 2016.

In December 2013, we entered into a management agreement with Scandic, a subsidiary of NAT, for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors.

For services under the Management Agreement, the Company paid $150,000 for 2014 $200,000 for 2015 and $100,000 for 2016, and all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2016, 2015, and 2014, an aggregate of $2.2 million $2.1 million and $2.2 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.
For the successful listing on the New York Stock Exchange in 2014 NAT received a success fee of $1.5 million.

In August 2014, NAT distributed approximately 700,000 of its NAO shares to its shareholders as dividend-in-kind. All shareholders that held 500 or more NAT shares were eligible to receive NAO shares. Shareholders holding less than 500 NAT shares and fractional shares were compensated with a cash distribution.

In 2014, we entered into an agreement with an immediate family member of the Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the years ended December 31, 2016, 2015 and 2014 was $0.1 million, $0.1 million and $0.1 million, respectively, which are included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2016 and 2015.

In 2015, NAT purchased 1,521,300 common shares in a private transaction.

NAT purchased 8,000,000 common shares in the public offering in March 2017.

4.	GOING CONCERN

The Company is operating in a challenging market which significantly weakened its liquidity, and the Company incurred a net loss of $32.2 million for the twelve months ended December 31, 2016, had an accumulated deficit of $43.0 million, and had a cash balance of $3.0 million as per December 31, 2016. The Company had an undrawn capacity on the Credit Facility of $13.0 million per December 31, 2016, but was unable to draw further on the Credit Facility due the terms of the waiver described in Note 6. These conditions raised substantial doubt about the Company's ability to continue as a going concern.

On March 28, 2017 the Company completed a public offering of 41,300,000 shares raising approximately $48.8 million. The transaction has provided sufficient liquidity for the Company to meet its obligations for at least 12 months, considering future expected cash flows in the currently weak market. These financial statements are presented on a going concern basis.

5.	VESSELS

Vessels, net consist of the carrying value of the Company's vessels, including drydocking, engine overhaul costs and capitalized interest from the period of the vessel being constructed.

All Figures in USD '000	2016	2015
Vessels	404,174	334,978
Drydocking	1,736	1,736
Engine Overhaul	3,221	2,962
Total	409,131	339,676
Less Accumulated Depreciation	42,186	26,034
Vessels, net	366,945	313,642

In addition to vessels delivered in 2015 the Company had paid $1.7 million for the year ended December 31, 2015 in deposits on two vessels delivered in 2016.

Impairment of vessels
For the year ended December 31, 2016, 2015 and 2014 the Company performed impairment tests of the vessels. Impairment tests performed did not result in the carrying value for any of the Company's vessels exceeding future undiscounted cash flows.

The Company reviewed its assets for impairment on an asset by asset basis. In determining whether our assets are recoverable an estimate of the undiscounted cash flows expected to be generated by the asset is compared to its carrying amount, which under US GAAP is net book value.  As of December 31, 2015 and 2016, the Company determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value, and no impairment was recorded.

In developing estimates of future undiscounted cash flows, the Company made assumptions and estimates based on historical trends as well as future expectations. As part of this analysis the Company has considered the 5-year, 10-year, and 15-year historical trends and taken into consideration the lower current market environment.  The key assumptions and sensitivities for the future cash flows are vessel utilization and charter rates.  The cash flows are less sensitive to cost escalation.  Charter rates and utilization are volatile and the Company has based the analysis on current and historic market rates and utilization obtained from third parties.  In the Company's impairment analysis as of December 31, 2016, we have used the trailing 3-year and 15-year historical average PSV rates and utilization.  For the three vessels currently in layup, 0% utilization and $0 rates were assumed for the first year of the impairment analysis.
If these assumptions prove to be wrong based on eventual market developments, the value of our vessels could be impaired.  For example, if rates and utilization do not achieve what we expect and all vessels were impaired, then compared to market values based on estimates by ship brokers at December 31, 2016 the vessels might be written down by $121.1 million
However, the impairment analysis as of December 31, 2016, based on a 3-year and 15-year historical average PSV rates and utilization as of December 31, 2016, indicates that the undiscounted cash flows are 50 % higher than carrying values.

6.	LONG TERM DEBT

Credit Facility:
On December 19, 2013, the Company entered into a $60.0 million revolving credit facility ("Credit Facility") with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and the Company pays a commitment fee on any undrawn amounts. The credit facility originally matured in December 2018.

In March 2015 the Company expanded its Credit Facility from $60.0 million to $150.0 million. The new maturity of the expanded credit facility is March 2020. There are no repayment requirements before maturity on the Credit Facility.

Borrowings under the Credit Facility are currently secured by first priority mortgages on the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change.

In connection with the establishment and expansion of the Credit Facility the Company incurred $0.8 million and $1.2 million in 2013 and 2015, respectively, in deferred financing cost.

As at December 31, 2016 and 2015, the Company had $137.0 million and $47.0 million drawn on its Credit Facility, respectively.

As of December 31, 2016 the Company was in default with three of its debt covenants, (i) the minimum value adjusted amount of equity clause, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. Waivers have been obtained from its lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company is in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers are effective until April 30, 2018. Under the waiver the Company is unable to draw further on the Credit Facility. The waiver obtained does not prohibit the Company from paying dividends.

The Company was in compliance with its loan covenants as of December 31, 2015.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears a variable interest rate.

7.	INTEREST COSTS

Interest costs consist of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 6.

All amounts in USD '000	2016	2015	2014
Interest Costs, net of capitalized interest	2,781	752	407
Commitment Fee	327	750	484
Amortization of Deferred Financing Cost	359	305	153
Total interest costs	3,467	1,807	1,044

For the years ended December 31, 2016 and 2015, $0.1 million and $0.2 million of interest costs were capitalized.

8.	EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS are calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the years ended December 31, 2016 and 2015, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive.

All figures in USD	2016	2015	2014
Numerator
Net (Loss) Income	(32,151,000)	(10,844,000)	6,931,000
Denominator
Basic - Weighted Average Common Shares Outstanding	20,939,260	23,203,142	20,314,530
Dilutive effect of Warrants issued	-	-	35,874
Dilutive - Weighted Average Common Shares Outstanding	20,939,260	23,203,142	20,350,404
(Loss) Income per Common Share
Basic	(1.54)	(0.47)	0.34
Dilutive	(1.54)	(0.47)	0.34

9.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized shares	Issued Shares	Outstanding Shares	Common Shares
Balance, December 31, 2013	250,000,000	16,666,666	16,666,666	167
Common Shares Issued	-	6,764,704	6,764,704	67
Balance, December 31, 2014	250,000,000	23,431,370	23,431,370	234
Common Shares Repurchased under Share Repurchase Program	-	-	(870,839)	-
Balance, December 31, 2015	250,000,000	23,431,370	22,560,531	234
Common Shares Repurchased under Share Repurchase Program	-	-	(301,935)	-
Common Shares Repurchased in Private Transaction	-	-	(1,571,749)	-
Balance, December 31, 2016	250,000,000	23,431,370	20,686,847	234

Common shares issued
The Company's authorized share capital is 200,000,000 common shares, par value $0.01 per share and 50,000,000 preferred shares, par value $0.01 per share.

Repurchase plan
In May 2015 the Company announced a share repurchase program of under which the Company may repurchase up to 2.5 million of NAO's outstanding common stock over the two subsequent years. As of December 31, 2016 and 2015 the Company had repurchased 1,172,774 and 870,839 shares under the share repurchase program, respectively.

In February 2016 the Company repurchased 1,571,749 shares in a private transaction.

Warrants issued
In 2013 the Company issued a warrant to NAT exercisable for up to 833,333 of our common shares with an exercise price of $15.00 per common share as compensation for NAT's contribution in the formation of the Company. The purchase rights represented by the warrant became exercisable in 20% increments at each 10% increase in the VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million. The warrant expired unexercised on December 31, 2015.

The warrants were classified as a share-based compensation transaction with non-employees. The performance obligation was met upon completion of the Private Placement, and the fair value of the warrants was recognized in equity in accordance with subtopic ASC 505-50. The warrants were issued as payment for the services provided by NAT in relation to the Private Placement; accordingly this is deducted from the equity as an issuance cost. The net impact on equity is accordingly $0.0 million.

In 2014 the requirements for two of the increments related to the warrants were met making 333,333 warrants exercisable, at an exercise price of $13.82. The warrants expired unexercised on December 31, 2015.

10.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

In 2015 the Company entered into forward contracts to purchase a fixed amount of Norwegian Kroners by selling a fixed U.S. Dollars amount for an average exchange rate of 7.89. The contracts were designated as a fair value hedge for exposure to changes in fair value attributable to changes in the exchange rate on a portion of the remaining commitment related to the purchase of one PSV which was delivered in April 2016.

Changes in the fair value of the firm commitment and forward contracts caused by fluctuations in the forward exchange rate during the period in which the hedge was in effect will be reflected as an asset or liability. Any ineffectiveness in the hedge was recognized in the statement of operations. As of December 31, 2015 and at the time of maturity, April 15, 2016, no material costs were recognized due to hedge ineffectiveness.

As of December 31, 2015 using a forward Norwegian Kroners/U.S. Dollars exchange rate of 8.80 an asset of $3.1 million and a liability of $3.1 million were recorded at fair value on the balance sheet as Other Current Assets and Accrued Liabilities, respectively.  Fair value estimates are based on Level 2 inputs including third-party quotes. The hedge was settled in 2016 when the vessel was delivered. The acquisition is presented in the line item "Investment in Vessels" in the Consolidated Statements of Cash Flows. As the hedge is settled no amounts are recognized in the balance sheet as of December 31, 2016.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets and liabilities that are recorded on the balance sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.
-	The basis for the estimated fair value of the firm commitment and the value related to the forward contracts has been put forth above.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2016 and 2015 are as follows:

All figures in USD '000	Fair Value Hierarchy Level	2016 Fair Value	2016 Carrying Value	2015 Fair Value	2015 Carrying Value
Cash and Cash Equivalents	1	2,953	2,953	5,339	5,339
Firm Commitment	2	-	-	3,077	3,077
Forward Contracts	2	-	-	(3,087)	(3,087)
Credit Facility	2	(137,000)	(137,000)	(47,000)	(47,000)

Contracts with the same counterparty are presented net as these contracts are allowed to be net settled.

The estimated fair value for the long term debt, excluding issuance cost recognized as described in Note 1, is considered to be approximately equal to the carrying value since it bears a variable interest rate.

11.	OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

Other Current Assets
All figures in USD '000	2016	2015
Deferred Financing Costs	359	359
Firm Commitment	-	3,077
Other Current Assets	738	636
Total as of December 31,	1,097	4,072

Accrued Liabilities
All figures in USD '000	2016	2015
Accrued Interest	589	279
Accrued Costs	515	610
Deferred Revenues	1,106	1,310
Forward Contracts	-	3,087
Total as of December 31,	2,210	5,286

12.	COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.
No claims have been filed against the Company, nor has it been part to any legal proceedings for the fiscal years ended December 31, 2016 and 2015.

13.	SUBSEQUENT EVENTS

As of December 31, 2016 the Company was in default with three of its debt covenants. Waivers lowering covenant requirements to levels at which the Company is in compliance have been obtained from the lenders. These waivers are effective until April 30, 2018.

On March 7, 2017, the Company declared a cash dividend of $0.02 per share with respect of the result of the fourth quarter 2016, which was paid on April 5, 2017.

On March 28, 2017, the Company announced the completion of a public offering of 41,300,000 common shares, including the exercise of the underwriters' option of 1,300,000 shares, at a public offering price of $1.25 per share resulting in aggregate net proceeds of approximately $48.8 million.